SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-35464

Caesarstone Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Pursuant to the notice of an annual general meeting of shareholders of Caesarstone Ltd. (the “Company”), which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 1, 2020, the Company hereby furnishes the following documents:

(i)    Notice and Proxy Statement relating to the Company’s annual general meeting of shareholders (the “Meeting”), to be held on November 10, 2020, beginning at 5:00 pm, Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, describing the proposals to be voted on at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(ii)   Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person.

The Notice and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Form 6-K as Exhibit 99.2.

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into (i) the Company’s Registration Statements on Form S-8 (Files No. 333- 180313 and No. 333-210444) and (ii) the Company’s Registration Statement on Form F-3 (File No. 333-196335).

EXHIBIT INDEX

Exhibit 99.1	Description Notice and Proxy Statement relating to the Company’s 2020 Annual General Meeting of Shareholders.
99.2	Proxy Card relating to the Company’s 2020 Annual General Meeting of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: October 8, 2020	By:	/s/ Ron Mosberg
Name: Ron Mosberg
Title: General Counsel & Corporate Secretary